As filed with the Securities and Exchange Commission on January 2, 2015

                                                    1933 Act File No. 333-200559
                                                     1940 Act File No. 811-03763
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1264

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Amy Lee, Esq.
         Vice President and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

   /   /  immediately upon filing pursuant to paragraph (b)

   /   /  on (date) pursuant to paragraph (b)

   /   /  60 days after filing pursuant to paragraph (a)(1)

   /   /  on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

   / X / Check box if it is proposed that this filing will become effective on January 2, 2015 at 2:00 P.M. Eastern Time pursuant to Rule 487.



                   Guggenheim Defined Portfolios, Series 1264

                          Dow 10 Portfolio, Series 20

                       Global Dow 30 Portfolio, Series 8

        Guggenheim International Dividend Strategy Portfolio, Series 26

                 Quality Dividend Strategy Portfolio, Series 11

             Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2


                                GUGGENHEIM LOGO


                    PROSPECTUS PART A DATED JANUARY 2, 2015

    Portfolios of securities selected by Guggenheim Funds Distributors, LLC


    For the Guggenheim International Dividend Strategy Portfolio, Series 26 and the Quality Dividend Strategy Portfolio, Series 11, Guggenheim Partners
Investment Management, LLC assisted Guggenheim Funds Distributors, LLC with the portfolio selection. For the Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2, Zacks Investment Management assisted Guggenheim Funds Distributors,
                       LLC with the portfolio selection.


           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
INVESTMENT SUMMARY

                                    Overview


     Guggenheim Defined Portfolios, Series 1264 is a unit investment trust that consists of the Dow 10 Portfolio, Series 20 (the "Dow 10 Trust"), the Global Dow 30 Portfolio, Series 8 (the "Global Dow 30 Trust"), the Guggenheim International Dividend Strategy Portfolio, Series 26 (the "International Dividend Trust"), the Quality Dividend Strategy Portfolio, Series 11 (the "Quality Trust") and the Zacks Strong Buy 50 Strategy Portfolio, Series 2 (the "Zacks Strong Buy Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.


     The trusts are scheduled to terminate in approximately 15 months.


================================================================================
DOW 10 PORTFOLIO, SERIES 20


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Dow 10 Trust seeks to provide current income with the potential for capital appreciation.

                         Principal Investment Strategy

     The trust consists of an equally dollar weighted portfolio of stocks of companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yields five business days prior to the initial date of deposit (the "Inception Date") and hold them for approximately 15 months.


     The sponsor believes that dividends play an important part in total return and that stocks that have higher dividend yields may also be undervalued. The sponsor also believes that blue chip stocks that are undervalued have the potential for higher total returns over time. As a result of this strategy, the trust invests significantly in the consumer products sector, the energy sector and the industrials sector.


                               Security Selection


     The securities included in the trust's portfolio are the common stocks of companies listed on the DJIA with the highest dividend yields six business days prior to the Inception Date. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the security as of the close of business six business days prior to the Inception Date.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                     January 2, 2015

Unit Price                                  $10.00

Termination Date                     April 1, 2016

Distribution Date           25th day of each month
             (commencing January 25, 2015, if any)

Record Date                 15th day of each month
             (commencing January 15, 2015, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40169G107
Fee Account Cash                         40169G123

Reinvested Distributions
Standard Accounts                        40169G115
Fee Account Reinvest                     40169G131

Ticker                                      CDOWTX

          Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
-------------------           --------------------
Consumer Discretionary                       10.02%
Consumer Staples                             10.03
Energy                                       20.12
Health Care                                  19.86
Industrials                                  20.00
Telecommunication Services                   19.97
                                          --------
Total                                       100.00%
                                          ========

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
-------------------           --------------------
United States                               100.00%
                                          --------
Total                                       100.00%
                                          ========

Market                                 Approximate
Capitalization                Portfolio Percentage
-------------------           --------------------
Large-Capitalization                        100.00%
                                          --------
Total                                       100.00%
                                          ========

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


     o The trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.

     o The trust invests significantly in the energy sector. As a result, the factors that impact the energy sector will have a greater effect on this trust than on a more broadly diversified trust. Companies in the energy sector are subject to volatile fluctuations in price and supply of energy fuels, and can be impacted by international politics and conflicts, including the unrest in Iraq and hostilities in the Middle East, terrorist attacks, the success of exploration projects, reduced demand as a result of increases in energy efficiency and energy conservation, natural disasters, clean-up and litigation costs associated with environmental damage and extensive regulation.

     o The trust invests significantly in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. Adverse developments in this sector may significantly affect the value of your units. Companies involved in the industrials sector must contend with the state of the economy, intense competitors, domestic and international politics, excess capacity and spending trends.


     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You  should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o You want high current income or capital preservation as a primary investment objective.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                 Percentage
                                  of Public   Amount Per
                                  Offering       $1,000
Investor Fees                     Price (4)     Invested
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                -----------   ----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                ===========   ==========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)       $8.00
                                ===========


                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0698         0.698
                                -----------   ----------
 Total                            0.2748%       $2.748
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2015 and June 2015 and $0.0484 per unit on the last business day of July 2015. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $7 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Dow Jones for the use of intellectual property owned by Dow Jones, but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     405
3 years      1,025
5 years      1,668
10 years     3,379


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                             Trust Portfolio


Guggenheim Defined Portfolios, Series 1264
Dow 10 Portfolio, Series 20
The Trust Portfolio as of the Inception Date, January 2, 2015
-----------------------------------------------------------------------------------------------------------
                                                            Percentage
                                                           of Aggregate Initial  Per Share    Cost To
  Ticker Company Name (1)                                   Offer Price Shares      Price  Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (10.02%)
  MCD      McDonald's Corporation                              10.02%    159    $  93.7000  $    14,898
         Consumer Staples (10.03%)
  KO       Coca-Cola Company                                   10.03     353       42.2200       14,904
         Energy (20.12%)
  CVX      Chevron Corporation                                 10.04     133      112.1800       14,920
  XOM      Exxon Mobil Corporation                             10.08     162       92.4500       14,977
         Health Care (19.86%)
  MRK      Merck & Company, Inc.                                9.93     260       56.7900       14,765
  PFE      Pfizer, Inc.                                         9.93     474       31.1500       14,765
         Industrials (20.00%)
  CAT      Caterpillar, Inc.                                    9.97     162       91.5300       14,828
  GE       General Electric Company                            10.03     590       25.2700       14,909
         Telecommunication Services (19.97%)
  T        AT&T, Inc.                                           9.96     441       33.5900       14,813
  VZ       Verizon Communications, Inc.                        10.01     318       46.7800       14,876
                                                                                           -------------
                                                                                            $   148,655
                                                                                           =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 31, 2014. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 31, 2014. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.


(3)  There was a $76 loss to the sponsor on the Inception Date.

The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6)  American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR").

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").

================================================================================
GLOBAL DOW 30 PORTFOLIO, SERIES 8

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Global Dow 30 Trust seeks to provide dividend income.

                         Principal Investment Strategy


     The trust seeks to provide dividend income by utilizing an inflation-hedged approach to investing in international markets. The trust will invest in a portfolio of securities of companies by implementing the quantitative selection process described below to determine the constituents of the final portfolio. As of the date of deposit, the trust will invest at least 40% of its assets in the securities of non-U.S. companies located in at least three different countries, as defined by Russell Investments. As a result of this strategy, the trust invests significatly in the energy sector.


                               Security Selection


     The trust's portfolio was constructed and the securities were selected seven business days prior to the initial date of deposit (the "Security Selection Date") using the methodology described below.

     In constructing the trust portfolio, securities were selected based on the following quantitative criteria:


     o Begin with all of the securities in the Global Dow Index as of the Security Selection Date.

     o For companies with multiple listings, only one security is included. Preference is given to an American Depositary Receipt ("ADR") traded on either the New York Stock Exchange or NASDAQ Stock Market, if available, or to the most liquid security if the company is only traded on non-U.S. exchanges. Liquidity is determined by the average 30 day trading volume in U.S. dollars and is calculated as the average of a 30 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day, as provided by FactSet Research Systems, Inc., with currency exchange rates provided by WM/Reuters when share price is non-U.S. dollar-denominated).

     o Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security from the qualifying exchanges below. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing will cause exclusion.

     o Exclude securities not listed on public securities exchanges located in the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Mexico, Netherlands, New Zealand, Norway, Philippines, Singapore, South Africa, Spain, Sri Lanka, Sweden, Switzerland, the United Kingdom and the United States.

     o Each of the remaining securities is ranked based on its trailing twelve-month dividend yield, where dividend yield is defined as a security's annual dividend divided by its current market price per share. If a security has discontinued or omitted its dividend in the previous declaration prior to selection, the security is removed from consideration.


     o Select the securities with the highest dividend yield as of the Security Selection Date, subject to the following portfolio limitations:


          - A maximum of 50% of the trust portfolio can be invested in any one sector, as defined by Standard & Poor's Global Industry Classification Standard ("GICS"); and

          - A maximum of 50% of the trust portfolio can be invested in securities headquartered in any one of the following regions, as provided by Bloomberg L.P.: North America (United States and Canada), Latin America (Mexico, Central America and South America), Europe (Europe and Russia), Middle East & Africa (Middle East region and Africa), and Asia & Pacific (Asia excluding Russia, Australia and New Zealand).

     o    The portfolio is then equally weighted as of the Security Selection
          Date.

     Once an investment limitation has been reached, additional securities of that type will not be included in the trust and the next highest yielding security will be used.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                                 Future Trusts

     The sponsor intends to create future trusts that follow a similar investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                     January 2, 2015

Unit Price                                  $10.00

Termination Date                     April 1, 2016

Distribution Date           25th day of each month
             (commencing January 25, 2015, if any)

Record Date                 15th day of each month
             (commencing January 15, 2015, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40169G149
Fee Account Cash                         40169G164

Reinvested Distributions
Standard Accounts                        40169G156
Fee Account Reinvest                     40169G172

Ticker                                      CGDWHX

          Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------------------   --------------------
Consumer Staples                              6.65%
Energy                                       23.51
Financials                                   16.86
Health Care                                   3.33
Industrials                                   9.70
Materials                                    13.38
Telecommunication Services                   16.57
Utilities                                    10.00
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------------   --------------------
Australia                                     6.69%
Brazil                                       10.12
Canada                                        3.39
China                                         6.88
France                                       10.01
Great Britain                                26.66
Hong Kong                                     3.01
Netherlands                                   3.35
Russia                                        3.34
South Africa                                  3.30
Spain                                         6.61
United States                                16.64
                                           -------
Total                                       100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------------------   --------------------
Mid-Capitalization                            6.73%
Large-Capitalization                         93.27
                                           -------
Total                                       100.00%
                                           =======

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust invests in foreign securities listed on a foreign exchange, U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). The trust's investment in foreign securities listed on a foreign exchange, U.S.-listed foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes securities whose value may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     o The trust includes securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.


     o The trust is concentrated in securities issued by companies headquartered or incorporated in Great Britain. As a result, political, economic or social developments in Great Britain may have a significant impact on the securities included in the trust. The British economy relies heavily on export of financial services to the United States and other European countries. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. In addition, the British economy, along with certain other European economies, experienced a significant economic slowdown during the recent financial crisis.

     o The trust is concentrated in securities issued by European companies. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the trust. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.


     o The trust invests significantly in the energy sector. As a result, the factors that impact the energy sector will have a greater effect on this trust than on a more broadly diversified trust. Companies in the energy sector are subject to volatile fluctuations in price and supply of energy fuels, and can be impacted by international politics and conflicts, including the unrest in Iraq and hostilities in the Middle East, terrorist attacks, the success of exploration projects, reduced demand as a result of increases in energy efficiency and energy conservation, natural disasters, clean-up and litigation costs associated with environmental damage and extensive regulation.

     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want high current income or capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering       $1,000
Investor Fees                     Price (4)     Invested
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                 ----------   ----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                 ==========   ==========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                 ==========


                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          1.0917        10.917
                                -----------   ----------
 Total                            1.2967%      $12.967
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2015 and June 2015 and $0.0484 per unit on the last business day of July 2015. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $2 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Dow Jones for the use of intellectual property owned by Dow Jones, but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     510
3 years      1,329
5 years      2,160
10 years     4,290


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the trust or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                              Trust Portfolio


Guggenheim Defined Portfolios, Series 1264
Global Dow 30 Portfolio, Series 8
The Trust Portfolio as of the Inception Date, January 2, 2015
-------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                            of Aggregate   Initial Per Share     Cost To
  Ticker  Company Name (1)                                    Offer Price  Shares     Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------
          COMMON STOCKS (100.00%)
          Consumer Staples (6.65%)
  PM        Philip Morris International, Inc.                     3.32%      156   $ 81.4500  $     12,706
  TSCDY     Tesco PLC (6)                                         3.33     1,463      8.6950        12,721
          Energy (23.51%)
  BP        BP PLC (6)                                            3.34       335     38.1200        12,770
  COSWF     Canadian Oil Sands Limited (5)                        3.39     1,449      8.9575        12,979
  OGZPY     Gazprom OAO (6)                                       3.34     2,821      4.5300        12,779
  PBR       Petroleo Brasileiro SA (4) (6)                        3.42     1,792      7.3000        13,082
  RDSA LN   Royal Dutch Shell PLC (7)                             3.35       382     33.5472        12,815
  TOT       Total SA (6)                                          3.33       249     51.2000        12,749
  WMB       Williams Cos, Inc.                                    3.34       284     44.9400        12,763
          Financials (16.86%)
  SAN       Banco Santander SA (6)                                3.30     1,516      8.3300        12,628
  939 HK    China Construction Bank Corporation (7)               3.44    16,000      0.8222        13,156
  HSBC      HSBC Holdings PLC (6)                                 3.33       270     47.2300        12,752
  1398 HK   Industrial & Commercial Bank of China Limited (7)     3.44    18,000      0.7322        13,179
  NABZY     National Australia Bank Limited (6)                   3.35       939     13.6400        12,808
          Health Care (3.33%)
  GSK       GlaxoSmithKline PLC (6)                               3.33       298     42.7400        12,737
          Industrials (9.70%)
  BAESY     BAE Systems PLC (6)                                   3.34       438     29.1550        12,770
  13 HK     Hutchison Whampoa Limited (7)                         3.01     1,000     11.5178        11,518
  DG FP     Vinci SA (7)                                          3.35       233     55.0717        12,832
          Materials (13.38%)
  AAUKY     Anglo American PLC (6)                                3.32     1,392      9.1100        12,681
  BHP       BHP Billiton Limited (6)                              3.34       270     47.3200        12,776
  FCX       Freeport-McMoRan, Inc.                                3.36       550     23.3600        12,848
  VALE      Vale SA (6)                                           3.36     1,570      8.1800        12,843
          Telecommunication Services (16.57%)
  T         AT&T, Inc.                                            3.31       377     33.5900        12,663
  MTNOY     MTN Group Limited (6)                                 3.30       669     18.8700        12,624
  TEF       Telefonica SA (6)                                     3.31       891     14.2100        12,661
  VZ        Verizon Communications, Inc.                          3.31       271     46.7800        12,677
  VOD       Vodafone Group PLC (6)                                3.34       374     34.1700        12,780


                                     Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1264
Global Dow 30 Portfolio, Series 8
The Trust Portfolio as of the Inception Date, January 2, 2015
-------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                            of Aggregate   Initial Per Share     Cost To
  Ticker  Company Name (1)                                    Offer Price  Shares     Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------


         COMMON STOCKS (continued)
         Utilities (10.00%)
  CIG      Cia Energetica de Minas Gerais (6)                     3.34%    2,569   $  4.9700 $      12,768
  GDFZY    GDF Suez (6)                                           3.33       546     23.2975        12,720
  NGG      National Grid PLC (6)                                  3.33       180     70.6600        12,719
                                                                                             -------------
                                                                                             $     382,504
                                                                                             =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 31, 2014. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 31, 2014. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sales price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $761 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6)  American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR").

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
GUGGENHEIM INTERNATIONAL DIVIDEND STRATEGY PORTFOLIO, SERIES 26


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The trust seeks to provide total return primarily through capital appreciation and dividend income.

                         Principal Investment Strategy


     Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying securities. The trust seeks to provide total return primarily through capital appreciation and dividend income by investing in a portfolio of international equity securities listed on public U.S. securities exchanges. The international equity securities held by the trust may include the securities issued by companies headquartered in countries considered to be emerging markets. The trust's strategy is to capture international growth potential, while applying dividend income to counterbalance global economic volatility and to potentially insulate the trust from further potential domestic slowdown. As a result of this strategy, the trust invests significantly in the telecommunication services sector.


     The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of the sponsor and Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis demonstrate strong financial strength and positive performance relative to their peers.

                               Security Selection


     The trust's portfolio was constructed and the securities were selected seven business days prior to the initial date of deposit (the "Security Selection Date") using the Security Selection Rules and the Portfolio Diversification & Concentration Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 30 securities were selected based on the following fundamentally based quantitative criteria as of the Security Selection Date. Except as set forth herein, the investment strategy utilizes information provided by FactSet.

     1. Start with an initial universe of securities that consists exclusively of all non-U.S. companies as categorized by Russell with equity securities listed on a U.S. exchange, excluding OTC traded securities.

     2. Reduce the initial universe of securities to a sub-universe that consists exclusively of all securities that meet all of the following requirements:

          o Market capitalization greater than $5 billion. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Minimum liquidity of $0.5 million. Liquidity is determined by the median 90-day trading volume in U.S. dollars using a 90-trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day).

          o Minimum three-year price history for each security's primary equity listing, as designated by FactSet. For ADR securities, the "parent equity listing" is generally the foreign-listed security that the depository receipt references. For companies that cross list across countries, FactSet determines the "parent equity listing" based on their proprietary analysis of listing dates, country of domicile, and liquidity. For some foreign companies, the U.S.-listed security is also the "parent equity listing" if the foreign company chose only to list equity securities in the United States.

          o Duplication screen so that in the event a parent company has multiple classes of securities that meet the above criteria, the class that has the greatest 90-day trading volume is considered for final selection.

     3. Dividend Yield Rank: Select from the sub-universe above the 30 securities, as of the Security Selection Date, with the highest arithmetic average of the three trailing yearly actual dividend yields. The three trailing yearly periods are defined as the full year of time that each end on the same month and day as the Security Selection Date for the current year, last year, and two years ago. Each yearly period's actual dividend yield is measured as all dividends whose ex-dividend date fell within the yearly period, divided by the latest closing security price before the begin date of such yearly period.

          For example, if the Security Selection Date is March 12, 2012, then the prior yearly period includes March 13, 2011 to March 12, 2012, and the starting security price for this period is the last closing price of the security before the begin date, which was March 11, 2011 since the 13th was a Sunday. Securities are eligible for selection if their actual dividend yield exceeded the median actual dividend yield for all securities in the sub-universe in each of the three prior years. Median dividend yield is defined as the specific dividend yield that separates the higher half of the annual dividend yields of the sub-universe of securities from the lower half of the annual dividend yields of the sub-universe of securities. The 30 securities are subject to the Portfolio Diversification & Concentration Rules below.

     Portfolio Diversification & Concentration Rules:

     The trust's portfolio will consist of 30 securities, equally weighted as of the Security Selection Date, using the Security Selection Rules outlined above that also satisfy the Portfolio Diversification & Concentration Rules below:

     1. Sector Diversification: The trust's portfolio must consist of securities from a minimum of six of the Global Industry Classification Standards ("GICS") sectors, with no more than 25% of the trust's portfolio in any single GICS sector as of the Security Selection Date.

     2. Geographical Diversification: The trust's portfolio must consist of securities from companies in at least 10 different countries (as categorized by Russell) with no more than 20% of the trust's portfolio from any single country as of the Security Selection Date.

     If the initial portfolio violates either diversification rule, then the lowest ranked security (using the Dividend Yield Rank) that violates either rule is replaced by the next highest ranked security that does not violate a diversification rule. This is continued until the diversification rules are satisfied.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                 Guggenheim Partners Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                      Hypothetical Performance Information

     The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

     The following table compares the hypothetical performance information for the trust's security selection strategy (the "Strategy") to the actual performance of the MSCI World ex-US Index[R], in each of the full years listed below (and as of the most recent month-end). Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

     o Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.

     o Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.

     o Extraordinary market events that are not expected to be repeated and may have affected performance.

     o Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.

     o The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.

     o Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

     You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

     MSCI World ex-US Index[R]. The MSCI World ex-US Index[R] is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets excluding the United States. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.

    Hypothetical Comparison of Total Return


                                        MSCI
                     Hypothetical   World ex-US
                       Strategy        Index[R]
                         Total          Total
Year                   Returns         Returns
------------------   ------------   -----------
1997+                    34.57%          0.73%
1998                     14.75%         17.02%
1999                     23.85%         26.22%
2000                     -7.80%        -14.40%
2001                     -2.71%        -22.56%
2002                      4.37%        -14.77%
2003                     49.59%         40.14%
2004                     21.18%         20.92%
2005                     26.34%         15.06%
2006                     35.48%         26.34%
2007                     24.60%         13.04%
2008                    -41.11%        -43.17%
2009                     32.66%         34.36%
2010                     10.99%          9.59%
2011                      1.54%         -9.92%
2012                      3.86%         16.98%
2013                     15.18%         21.75%
2014 (thru 11/30)        -7.90%         -0.43%


+ These returns are the result of extraordinary market events and are not expected to be repeated.


    Hypothetical Comparison of
  Average Annual Return for the
 Periods Ending December 31, 2013

                              MSCI
           Hypothetical   World ex-US
             Strategy        Index[R]
             Average        Average
              Annual         Annual
Period        Return         Return
--------   ------------   -----------
1 Year         13.99%         21.75%
5 Year         12.10%         13.57%
10 Year        10.42%          7.87%


              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

     Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. Hypothetical Strategy figures reflect the deduction of the maximum sales charge in the first year and a reduced sales charge in the remaining years to account for the rollover discount applied to a unitholder's proceeds that are rolled over from one series of the trust to the next. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders.

     Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical total return figures assume that all dividends are reinvested monthly.

     Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                     January 2, 2015

Unit Price                                  $10.00

Termination Date                     April 1, 2016

Distribution Date           25th day of each month
             (commencing January 25, 2015, if any)

Record Date                 15th day of each month
             (commencing January 15, 2015, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40169G321
Fee Account Cash                         40169G347

Reinvested Distributions
Standard Accounts                        40169G339
Fee Account Reinvest                     40169G354

Ticker                                      CMVPAX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------------------   --------------------
Consumer Discretionary                        3.35%
Energy                                       16.80
Financials                                   19.94
Health Care                                   9.95
Information Technology                        6.61
Materials                                     6.68
Telecommunication Services                   23.35
Utilities                                    13.32
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------------   --------------------
Australia                                     3.34%
Brazil                                       13.41
Canada                                       13.37
Colombia                                      3.43
France                                        9.98
Indonesia                                     3.33
Ireland                                       3.30
Israel                                        3.33
Italy                                         3.35
Japan                                         3.35
Netherlands                                   3.31
Philippines                                   3.35
Russia                                        3.28
South Korea                                   3.33
Spain                                         3.30
Switzerland                                   3.31
United Kingdom                               19.93
                                           -------
Total                                       100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------------------   --------------------
Mid-Capitalization                           23.34%
Large-Capitalization                         76.66
                                           -------
Total                                       100.00%
                                           =======

Minimum Investment
All accounts                                 1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     o The trust invests in U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). The trust's investment in U.S.-listed foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.


     o The trust is concentrated in securities issued by European companies. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the trust. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.


     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o The trust invests significantly in the telecommunication services sector. As a result, the factors that impact the telecommunication services sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of investing in telecommunications services companies include rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Competitive pressures are intense and stocks of telecommunications services companies can experience rapid volatility.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                  Percentage
                                   of Public   Amount Per
                                   Offering       $1,000
Investor Fees                      Price (4)     Invested
------------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)               1.00%       $10.00
Deferred sales fee (2)               1.45         14.50
Creation and
  development fee (3)                0.50          5.00
                                 -----------   ----------
Maximum sales fees
  (including creation
  and development fee)               2.95%       $29.50
                                 ===========   ==========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)        $8.00
                                 ===========


                                 Approximate
Annual Fund                      % of Public
Operating                          Offering    Amount Per
Expenses                           Price (4)    100 Units
------------------------------   -----------   ----------
Trustee's fee                      0.1050%       $1.050
Sponsor's supervisory fee          0.0300         0.300
Evaluator's fee                    0.0350         0.350
Bookkeeping and
  administrative fee               0.0350         0.350
Estimated other trust
  operating expenses (5)           0.0142         0.142
                                 -----------   ----------
 Total                             0.2192%       $2.192
                                 ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2015 and June 2015 and $0.0484 per unit in July 2015. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $24 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     399
3 years      1,009
5 years      1,641
10 years     3,327


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                   Trust Portfolio


Guggenheim Defined Portfolios, Series 1264
Guggenheim International Dividend Strategy Portfolio, Series 26
The Trust Portfolio as of the Inception Date, January 2, 2015
----------------------------------------------------------------------------------------------------------
                                                           Percentage
                                                           of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                  Offer Price  Shares     Price  Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (3.35%)
  SJR      Shaw Communications, Inc. (5)                        3.35%     185    $ 26.9900    $ 4,993
         Energy (16.80%)
  BP       BP PLC (6)                                           3.35      131      38.1200      4,994
  EC       Ecopetrol SA (6)                                     3.43      299      17.1200      5,119
  E        Eni SpA (6)                                          3.35      143      34.9100      4,992
  PBA      Pembina Pipeline Corporation (5)                     3.34      137      36.4100      4,988
  TOT      Total SA (6)                                         3.33       97      51.2000      4,966
         Financials (19.94%)
  AEG      Aegon NV (6)                                         3.31      658       7.5000      4,935
  AV       Aviva PLC (6)                                        3.31      331      14.9000      4,932
  SAN      Banco Santander SA (6)                               3.30      591       8.3300      4,923
  MFG      Mizuho Financial Group, Inc. (6)                     3.35    1,471       3.4000      5,001
  SLF      Sun Life Financial, Inc. (5)                         3.33      138      36.0600      4,976
  WBK      Westpac Banking Corporation (6)                      3.34      185      26.9000      4,977
         Health Care (9.95%)
  AZN      AstraZeneca PLC (6)                                  3.30       70      70.3800      4,927
  GSK      GlaxoSmithKline PLC (6)                              3.32      116      42.7400      4,958
  SNY      Sanofi (6)                                           3.33      109      45.6100      4,971
         Information Technology (6.61%)
  STX      Seagate Technology PLC (5)                           3.30       74      66.5000      4,921
  STM      STMicroelectronics NV (6)                            3.31      661       7.4700      4,938
         Materials (6.68%)
  ICL      Israel Chemicals Limited (5)                         3.33      686       7.2500      4,974
  VALE     Vale SA (6)                                          3.35      611       8.1800      4,998
         Telecommunication Services (23.35%)
  BCE      BCE, Inc. (5)                                        3.35      109      45.8600      4,999
  MBT      Mobile TeleSystems OJSC (6)                          3.28      681       7.1800      4,890
  PHI      Philippine Long Distance Telephone Company (6)       3.35       79      63.2900      5,000
  SKM      SK Telecom Company Limited (6)                       3.33      184      27.0100      4,970
  VIV      Telefonica Brasil SA (6)                             3.37      284      17.6800      5,021
  TLK      Telekomunikasi Indonesia Persero Tbk PT (6)          3.33      110      45.2300      4,975
  VOD      Vodafone Group PLC (6)                               3.34      146      34.1700      4,989


                                           Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1264
Guggenheim International Dividend Strategy Portfolio, Series 26
The Trust Portfolio as of the Inception Date, January 2, 2015
----------------------------------------------------------------------------------------------------------
                                                           Percentage
                                                           of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                  Offer Price  Shares     Price  Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Utilities (13.32%)
  CIG      Companhia Energetica de Minas Gerais (6)             3.33%   1,000   $   4.9700 $    4,970
  CPL      CPFL Energia SA (6)                                  3.36      369      13.5700      5,007
  NGG      National Grid PLC (6)                                3.31       70      70.6600      4,946
  VEOEY    Veolia Environnement SA (6)                          3.32      282      17.5800      4,958
                                                                                           ----------
                                                                                           $  149,208
                                                                                           ==========

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 31, 2014. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 31, 2014. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $250 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6)  American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR").

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
QUALITY DIVIDEND STRATEGY PORTFOLIO, SERIES 11


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The trust seeks to provide total return primarily through capital appreciation and dividend income.

                         Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying common stocks of quality companies. The sponsor believes that quality companies are companies that have demonstrated high returns on assets, profitability, dividend consistency and growth.

     The trust utilizes three different quantitative strategies to determine the constituents of the final portfolio. The portfolio is a blend of securities selected from the following strategies:

     o Guggenheim US High Dividend Strategy (25 securities, 50% of the portfolio)

     o Guggenheim US SMID High Dividend Strategy (50 securities, 25% of the portfolio)

     o Guggenheim International Dividend Strategy (30 securities, 25% of the portfolio)

                               Security Selection

     In constructing the trust's portfolio, 105 securities were selected using the three fundamentally based quantitative strategies listed below.

     Guggenheim US High Dividend Strategy:


     Twenty-five securities were selected seven business days prior to the initial date of deposit (the "Security Selection Date") using the Security Selection Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 25 securities were selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe: Start with an initial universe of all securities in the Russell 3000[R] Index as of the Security Selection Date.

     2. Rank on Fundamentals: Rank every company identified in the initial universe against other companies in the same sector, as defined by Global Industry Classification Standard (GICS), along each of the following reported financial metrics. Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through 10 (1 representing the highest scoring 10% in the sector and 10 representing the lowest scoring 10% in the sector):

          o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

          o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

          o Year-over-year growth in sales per share, as provided by S&P Compustat. Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly or semi-annual filings, whichever is most current, divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share.

               Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies in the next step in order to determine the sub-universe of securities.

     3. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step, as of the Security Selection
          Date:

          o Exclude the lowest ranked 25% of securities from the initial universe determined by the average of the three financial rankings described in step 2.

          o Exclude the 20% of the initial universe with the lowest trailing six month total return.

          o Exclude securities which do not have a policy of regular periodic cash dividends (quarterly, semiannual or yearly), or have omitted the most recent regular periodic cash dividend.

          o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the median trading volume in U.S. dollars looking back 90 days from the Security Selection Date (i.e., trading volume each day in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

          o Exclude business development companies as identified by Bloomberg Industry Classification System sub-industry.

          o Exclude mortgage real estate investment trusts, as identified by GICS sub-industry.

          o Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg.

          o Exclude securities that are not one of the largest 500 companies of the initial universe by market capitalization (per FactSet).

     4. Selection: Select from the sub-universe the twenty-five top dividend yielding securities (with higher rank given to larger market capitalization when yields are equal) and equally weight these securities as of the Security Selection Date so that each security will constitute 2% of the trust's final portfolio. Selected securities must adhere to following strategy limits as of the Security Selection
          Date:

          o    Maximum 20% weight in any GICS sector.

          Once an investment limitation has been reached, additional securities of that type will not be included in the trust and the next highest yielding security will be used. Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

     Guggenheim US SMID High Dividend Strategy:


     Fifty securities were selected seven business days prior to the Security Selection Date using the Security Selection Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities were selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe: Start with an initial universe of all securities in the Russell 3000[R] Index as of the Security Selection Date.

     2. Rank on Fundamentals: Rank every company identified in the initial universe against other companies in the same sector, as defined by Global Industry Classification Standard (GICS), along each of the following reported financial metrics. Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through 10 (1 representing the highest scoring 10% in the sector and 10 representing the lowest scoring 10% in the sector):

          o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

          o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

          o Year-over-year growth in sales per share, as provided by S&P Compustat. Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly or semi-annual filings, whichever is most current, divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share.

               Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies in the next step in order to determine the sub-universe of securities.

     3. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step, as of the Security Selection
          Date:

          o Exclude the lowest ranked 25% of securities from the initial universe determined by the average of the three financial rankings described in step 2.

          o Exclude the 20% of the initial universe with the lowest trailing six month total return.

          o Exclude securities which do not have a policy of regular periodic cash dividends (quarterly, semiannual or yearly), or have omitted the most recent regular periodic cash dividend.

          o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the median trading volume in U.S. dollars looking back 90 days from the Security Selection Date (i.e., trading volume each day in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

          o Exclude business development companies as identified by Bloomberg Industry Classification System sub-industry.

          o Exclude mortgage real estate investment trusts, as identified by GICS sub-industry.

          o Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg.

          o Exclude securities of the largest 500 companies of the initial universe by market capitalization (per FactSet).

     4. Selection: Select from the sub-universe the fifty top dividend yielding securities (with higher rank given to larger market capitalization when yields are equal) and equally weight these securities as of the Security Selection Date so that each security will constitute 0.5% of the trust's final portfolio. Selected securities must adhere to following strategy limits as of the Security Selection Date:

          o    Maximum 20% weight in any GICS sector.

          o    Maximum 10% weight in any GICS industry.

          Once an investment limitation has been reached, additional securities of that type will not be included in the trust and the next highest yielding security will be used. Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                   Guggenheim International Dividend Strategy


     Thirty securities were selected seven business days prior to the Security Selection Date using the Security Selection Rules and the Portfolio Diversification & Concentration Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 30 securities were selected based on the following fundamentally based quantitative criteria as of the Security Selection Date. Except as set forth herein, the investment strategy utilizes information provided by Factset.

     1. Start with an initial universe of securities that consists exclusively of all non-U.S. companies as categorized by Russell with equity securities listed on a U.S. exchange, excluding OTC traded securities.

     2. Reduce the initial universe of securities to a sub-universe that consists exclusively of all securities that meet all of the following requirements:

          o Market capitalization greater than $5 billion. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Minimum liquidity of $0.5 million. Liquidity is determined by the median 90-day trading volume in U.S. dollars using a 90-trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day).

          o Minimum three-year price history for each security's primary equity listing, as designated by Factset. For ADR securities, the "parent equity listing" is generally the foreign-listed security that the depository receipt references. For companies that cross list across countries, Factset determines the "parent equity listing" based on their proprietary analysis of listing dates, country of domicile, and liquidity. For some foreign companies, the U.S.-listed security is also the "parent equity listing" if the foreign company chose only to list equity securities in the United States.

          o Duplication screen so that in the event a parent company has multiple classes of securities that meet the above criteria, the class that has the greatest 90-day trading volume is considered for final selection.

     3. Dividend Yield Rank: Select from the sub-universe above the 30 securities, as of the Security Selection Date, with the highest arithmetic average of the three trailing yearly actual dividend yields. The three trailing yearly periods are defined as the full year of time that each end on the same month and day as the Security Selection Date for the current year, last year, and two years ago. Each yearly period's actual dividend yield is measured as all dividends whose ex-dividend date fell within the yearly period, divided by the latest closing security price before the begin date of such yearly period. For example, if the Security Selection Date is March 12, 2012, then the prior yearly period includes March 13, 2011 to March 12, 2012, and the starting security price for this period is the last closing price of the security before the begin date, which was March 11, 2011 since the 13th was a Sunday. Securities are eligible for selection if their actual dividend yield exceeded the median actual dividend yield for all securities in the sub-universe in each of the three prior years. Median dividend yield is defined as the specific dividend yield that separates the higher half of the annual dividend yields of the sub-universe of securities from the lower half of the annual dividend yields of the sub-universe of securities. The 30 securities are subject to the Portfolio Diversification & Concentration Rules below.

     Strategy Diversification & Concentration Rules:

     The securities selected by this strategy will consist of 30 securities that are equally weighted as of the Security Selection Date so that each security will constitute 0.83% of the trust's final portfolio. These 30 securities will be selected using the Security Selection Rules outlined above and must also satisfy the Portfolio Diversification & Concentration Rules below:

     1. Sector Diversification: The securities selected by this strategy must consist of securities from a minimum of six of the Global Industry Classification Standards ("GICS") sectors, with no more than 25% of the strategy's portfolio in any single GICS sector as of the Security Selection Date.

     2. Geographical Diversification: The securities selected by this strategy must consist of securities from companies in at least 10 different countries (as categorized by Russell) with no more than 20% of the strategy's portfolio from any single country as of the Security Selection Date.

     If the initial strategy portfolio violates either diversification rule, then the lowest ranked security (using the Dividend Yield Rank) that violates either rule is replaced by the next highest ranked security that does not violate a diversification rule. This is continued until the diversification rules are satisfied.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                 Guggenheim Partners Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the initial date of deposit (the "Inception Date"). If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                      Hypothetical Performance Information

     The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

     The following table compares the hypothetical performance information for the trust's security selection strategy (the "Strategy") to the actual performance of the MSCI World Index[R], in each of the full years listed below (and as of the most recent month-end). Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

     o Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.

     o Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.

     o Extraordinary market events that are not expected to be repeated and may have affected performance.

     o Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.

     o The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.

     o Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

     You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

     MSCI World Index[R]. The MSCI World Index[R] is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.


   Hypothetical Comparison of Total Return


                     Hypothetical    MSCI World
                       Strategy        Index[R]
                         Total          Total
Year                    Returns        Returns
-----------------   --------------   ----------
1997                     22.21%         14.17%
1998                      5.25%         22.78%
1999                      0.52%         23.56%
2000+                     9.43%        -14.05%
2001+                    10.55%        -17.83%
2002                     -6.13%        -19.25%
2003                     32.22%         33.82%
2004                     16.89%         15.28%
2005                      8.11%         10.08%
2006                     25.61%         20.72%
2007                      8.26%          9.69%
2008                    -36.63%        -40.30%
2009                     36.86%         30.81%
2010                     19.68%         12.44%
2011                      6.60%         -3.78%
2012                      5.70%         16.62%
2013                     18.33%         27.46%
2014 (thru 11/30)         3.34%          7.28%

+ These returns are the result of extraordinary market events and are not expected to be repeated.

   Hypothetical Comparison of
    Average Annual Return for
 Periods Ending December 31, 2013

           Hypothetical   MSCI World
             Strategy        Index[R]
             Average        Average
              Annual         Annual
Period        Return         Return
--------   ------------   -----------
1 Year         17.11%         27.46%
5 Year         16.66%         16.04%
10 Year         8.94%          7.75%


              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

     Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. Hypothetical Strategy figures reflect the deduction of the maximum sales charge in the first year and a reduced sales charge in the remaining years to account for the rollover discount applied to a unitholder's proceeds that are rolled over from one series of the trust to the next. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders.

     Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical total return figures assume that all dividends are reinvested monthly.

     Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                     January 2, 2015

Unit Price                                  $10.00

Termination Date                     April 1, 2016

Distribution Date           25th day of each month
             (commencing January 25, 2015, if any)

Record Date                 15th day of each month
             (commencing January 15, 2015, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40169G362
Fee Account Cash                         40169G388

Reinvested Distributions
Standard Accounts                        40169G370
Fee Account Reinvest                     40169G396

Ticker                                      CTPLKX

          Portfolio Diversification

                                       Approximate
Strategies                    Portfolio Percentage
---------------------------   --------------------
Guggenheim International
  Dividend                                   25.17%
Guggenheim US
  High Dividend                              49.83
Guggenheim US SMID
  High Dividend                              25.00
                                           -------
Total                                       100.00%
                                           =======

                                       Approximate
Sector                        Portfolio Percentage
---------------------------   --------------------
Consumer Discretionary                        7.88%
Consumer Staples                              7.45
Energy                                        9.78
Financials                                   19.37
Health Care                                   5.99
Industrials                                   3.02
Information Technology                        7.22
Materials                                     7.20
Telecommunication Services                   13.79
Utilities                                    18.30
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------------   --------------------
Australia                                     0.83%
Brazil                                        3.37
Canada                                        3.33
Colombia                                      0.87
France                                        2.49
Indonesia                                     0.82
Ireland                                       0.85
Israel                                        0.84
Italy                                         0.85
Japan                                         0.85
Netherlands                                   0.83
Philippines                                   0.85
Russia                                        0.83
South Korea                                   0.84
Spain                                         0.83
Switzerland                                   0.83
United Kingdom                                5.06
United States                                74.83
                                           -------
Total                                       100.00%
                                           =======

                                       Approximate
                                         Portfolio
Market Capitalization                   Percentage
---------------------------   --------------------
Small-Capitalization                         17.02%
Mid-Capitalization                           37.68
Large-Capitalization                         45.30
                                           -------
Total                                       100.00%
                                           =======

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o The trust invests in U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). The trust's investment in U.S.-listed foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o You are seeking capital preservation as a primary investment objective.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                    Percentage
                                     of Public   Amount Per
                                     Offering       $1,000
Investor Fees                        Price (4)     Invested
--------------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)                 1.00%       $10.00
Deferred sales fee (2)                 1.45         14.50
Creation and
  development fee (3)                  0.50          5.00
                                    ----------   ----------
Maximum sales fees
  (including creation
  and development fee)                 2.95%       $29.50
                                    ==========   ==========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)          $8.00
                                    ==========


                                   Approximate
Annual Fund                        % of Public
Operating                            Offering    Amount Per
Expenses                             Price (4)    100 Units
--------------------------------   -----------   ----------
Trustee's fee                        0.1050%       $1.050
Sponsor's supervisory fee            0.0300         0.300
Evaluator's fee                      0.0350         0.350
Bookkeeping and
  administrative fee                 0.0350         0.350
Estimated other trust
  operating expenses (5)             0.0467         0.467
                                   -----------   ----------
 Total                               0.2517%       $2.517
                                   ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2015 and June 2015 and $0.0484 per unit on the last business day of July 2015. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $11 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     403
3 years      1,019
5 years      1,657
10 years     3,358


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                             Trust Portfolio


Guggenheim Defined Portfolios, Series 1264
Quality Dividend Strategy Portfolio, Series 11
The Trust Portfolio as of the Inception Date, January 2, 2015
---------------------------------------------------------------------------------------------------------
                                                          Percentage
                                                          of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                 Offer Price  Shares    Price   Portfolio (2)(3)
---------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (7.88%)
  COH      Coach, Inc.                                         2.00%      79   $ 37.5600  $      2,967
  GME      GameStop Corporation                                0.50       22     33.8000           744
  HHS      Harte-Hanks, Inc.                                   0.51       97      7.7400           751
  HAS      Hasbro, Inc.                                        0.52       14     54.9900           770
  MCD      McDonald's Corporation                              2.02       32     93.7000         2,998
  NEWM     New Media Investment Group, Inc.                    0.51       32     23.6300           756
  PETS     PetMed Express, Inc.                                0.49       51     14.3700           733
  SJR      Shaw Communications, Inc. (5)                       0.84       46     26.9900         1,242
  SIX      Six Flags Entertainment Corporation                 0.49       17     43.1500           734
         Consumer Staples (7.45%)
  MO       Altria Group, Inc.                                  1.99       60     49.2700         2,956
  BGS      B&G Foods, Inc.                                     0.50       25     29.9000           748
  KRFT     Kraft Foods Group, Inc.                             1.99       47     62.6600         2,945
  TIS      Orchids Paper Products Company                      0.49       25     29.1100           728
  PM       Philip Morris International, Inc.                   1.98       36     81.4500         2,932
  VGR      Vector Group Limited                                0.50       35     21.3100           746
         Energy (9.78%)
  BP       BP PLC (6)                                          0.85       33     38.1200         1,258
  CVX      Chevron Corporation                                 2.04       27    112.1800         3,029
  COP      ConocoPhillips                                      2.00       43     69.0600         2,970
  CVI      CVR Energy, Inc.                                    0.50       19     38.7100           735
  EC       Ecopetrol SA (6)                                    0.87       75     17.1200         1,284
  E        Eni SpA (6)                                         0.85       36     34.9100         1,257
  PBF      PBF Energy, Inc.                                    0.50       28     26.6400           746
  PBA      Pembina Pipeline Corporation (5)                    0.83       34     36.4100         1,238
  TOT      Total SA (6)                                        0.83       24     51.2000         1,229
  WNR      Western Refining, Inc.                              0.51       20     37.7800           756
         Financials (19.37%)
  AEG      Aegon NV (6)                                        0.83      164      7.5000         1,230
  AI       Arlington Asset Investment Corporation              0.50       28     26.6100           745
  AV       Aviva PLC (6)                                       0.83       83     14.9000         1,237
  SAN      Banco Santander SA (6)                              0.83      147      8.3300         1,225
  CLMS     Calamos Asset Management, Inc.                      0.50       56     13.3200           746
  CORR     CorEnergy Infrastructure Trust, Inc. (8)            0.51      116      6.4800           752
  DLR      Digital Realty Trust, Inc. (8)                      1.97       44     66.3000         2,917
  GLPI     Gaming and Leisure Properties, Inc. (8)             0.49       25     29.3400           734
  GOV      Government Properties Income Trust (8)              0.50       32     23.0100           736
  HCP      HCP, Inc. (8)                                       1.99       67     44.0300         2,950
  HCN      Health Care REIT, Inc. (8)                          1.99       39     75.6700         2,951


                                     Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1264
Quality Dividend Strategy Portfolio, Series 11
The Trust Portfolio as of the Inception Date, January 2, 2015
---------------------------------------------------------------------------------------------------------
                                                          Percentage
                                                          of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                 Offer Price  Shares    Price   Portfolio (2)(3)
---------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Financials (continued)
  MFG      Mizuho Financial Group, Inc. (6)                    0.85%     369    $  3.4000   $    1,255
  ORI      Old Republic International Corporation              0.50       51      14.6300          746
  OB       OneBeacon Insurance Group Limited (5)               0.50       46      16.2000          745
  O        Realty Income Corporation (8)                       1.96       61      47.7100        2,910
  SIR      Select Income REIT (8)                              0.49       30      24.4100          732
  SNH      Senior Housing Properties Trust (8)                 0.49       33      22.1100          730
  SLF      Sun Life Financial, Inc. (5)                        0.83       34      36.0600        1,226
  VTR      Ventas, Inc. (8)                                    1.98       41      71.7000        2,940
  WBK      Westpac Banking Corporation (6)                     0.83       46      26.9000        1,237
         Health Care (5.99%)
  AZN      AstraZeneca PLC (6)                                 0.85       18      70.3800        1,267
  CPSI     Computer Programs & Systems, Inc.                   0.49       12      60.7500          729
  GSK      GlaxoSmithKline PLC (6)                             0.84       29      42.7400        1,239
  VIVO     Meridian Bioscience, Inc.                           0.50       45      16.4600          741
  PFE      Pfizer, Inc.                                        1.99       95      31.1500        2,959
  QSII     Quality Systems, Inc.                               0.49       47      15.5900          733
  SNY      Sanofi (6)                                          0.83       27      45.6100        1,231
         Industrials (3.02%)
  PLOW     Douglas Dynamics, Inc.                              0.51       35      21.4300          750
  EBF      Ennis, Inc.                                         0.50       55      13.4700          741
  HWCC     Houston Wire & Cable Company                        0.50       62      11.9500          741
  QUAD     Quad/Graphics, Inc.                                 0.50       32      22.9600          735
  RRD      RR Donnelley & Sons Company                         0.50       44      16.8050          739
  TGH      Textainer Group Holdings Limited (5)                0.51       22      34.3200          755
         Information Technology (7.22%)
  AMSWA    American Software, Inc.                             0.50       82       9.1100          747
  BRKS     Brooks Automation, Inc.                             0.51       59      12.7500          752
  ISIL     Intersil Corporation                                0.50       51      14.4700          738
  MXIM     Maxim Integrated Products, Inc.                     2.04       95      31.8700        3,028
  PAYX     Paychex, Inc.                                       1.99       64      46.1700        2,955
  STX      Seagate Technology PLC (5)                          0.85       19      66.5000        1,264
  STM      STMicroelectronics NV (6)                           0.83      165       7.4700        1,233
         Materials (7.20%)
  UFS      Domtar Corporation                                  0.51       19      40.2200          764
  DOW      Dow Chemical Company                                2.00       65      45.6100        2,965
  ICL      Israel Chemicals Limited (5)                        0.84      172       7.2500        1,247
  KRO      Kronos Worldwide, Inc.                              0.50       57      13.0200          742
  LYB      LyondellBasell Industries NV (5)                    2.03       38      79.3900        3,017


                                     Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1264
Quality Dividend Strategy Portfolio, Series 11
The Trust Portfolio as of the Inception Date, January 2, 2015
---------------------------------------------------------------------------------------------------------
                                                          Percentage
                                                          of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                 Offer Price  Shares    Price   Portfolio (2)(3)
---------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Materials (continued)
  SWM      Schweitzer-Mauduit International, Inc.              0.48%      17   $ 42.3000  $        719
  VALE     Vale SA (6)                                         0.84      153      8.1800         1,252
         Telecommunication Services (13.79%)
  T        AT&T, Inc.                                          1.99       88     33.5900         2,956
  BCE      BCE, Inc. (5)                                       0.83       27     45.8600         1,238
  CTL      CenturyLink, Inc.                                   1.97       74     39.5800         2,929
  CNSL     Consolidated Communications Holdings, Inc.          0.49       26     27.8300           724
  FTR      Frontier Communications Corporation                 0.49      110      6.6700           734
  IDT      IDT Corporation                                     0.51       37     20.3100           751
  MBT      Mobile TeleSystems OJSC (6)                         0.83      171      7.1800         1,228
  PHI      Philippine Long Distance Telephone Company (6)      0.85       20     63.2900         1,266
  SKM      SK Telecom Company Limited (6)                      0.84       46     27.0100         1,242
  VIV      Telefonica Brasil SA (6)                            0.85       71     17.6800         1,255
  TLK      Telekomunikasi Indonesia Persero Tbk PT (6)         0.82       27     45.2300         1,221
  VZ       Verizon Communications, Inc.                        1.99       63     46.7800         2,947
  VOD      Vodafone Group PLC (6)                              0.83       36     34.1700         1,230
  WIN      Windstream Holdings, Inc.                           0.50       90      8.2400           742
         Utilities (18.30%)
  GAS      AGL Resources, Inc.                                 0.48       13     54.5100           709
  AEE      Ameren Corporation                                  1.99       64     46.1300         2,952
  AVA      Avista Corporation                                  0.50       21     35.3500           742
  CNP      CenterPoint Energy, Inc.                            1.99      126     23.4300         2,952
  CIG      Companhia Energetica de Minas Gerais (6)            0.84      250      4.9700         1,243
  ED       Consolidated Edison, Inc.                           2.00       45     66.0100         2,970
  CPL      CPFL Energia SA (6)                                 0.84       92     13.5700         1,248
  EDE      Empire District Electric Company                    0.50       25     29.7400           744
  ETR      Entergy Corporation                                 1.95       33     87.4800         2,887
  GXP      Great Plains Energy, Inc.                           0.50       26     28.4100           739
  NGG      National Grid PLC (6)                               0.86       18     70.6600         1,272
  OTTR     Otter Tail Corporation                              0.50       24     30.9600           743
  PNY      Piedmont Natural Gas Company, Inc.                  0.51       19     39.4100           749
  PNW      Pinnacle West Capital Corporation                   0.51       11     68.3100           751
  SJI      South Jersey Industries, Inc.                       0.52       13     58.9300           766
  SO       Southern Company                                    1.99       60     49.1100         2,947


                                     Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1264
Quality Dividend Strategy Portfolio, Series 11
The Trust Portfolio as of the Inception Date, January 2, 2015
---------------------------------------------------------------------------------------------------------
                                                          Percentage
                                                          of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                 Offer Price  Shares    Price   Portfolio (2)(3)
---------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Utilities (continued)
  UTL      Unitil Corporation                                  0.49%      20   $ 36.6700  $        733
  VVC      Vectren Corporation                                 0.50       16     46.2300           740
  VEOEY    Veolia Environnement SA (6)                         0.83       70     17.5800         1,231
                                                                                          -------------
                                                                                          $    148,360
                                                                                          =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 31, 2014. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 31, 2014. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars as of the Evaluation Time. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $147 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6)  American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR").

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
ZACKS RANK STRONG BUY 50 STRATEGY PORTFOLIO, SERIES 2


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The trust seeks to provide above-average total return primarily through capital appreciation.

                         Principal Investment Strategy


     The trust utilizes a quantitative selection process developed by Zacks Investment Management ("Zacks") to determine the constituents of a final portfolio. The trust will invest in common stocks, which may include the common stocks of U.S. and foreign companies that have small-, mid- and large-capitalizations. The trust may invest in securities of issuers headquatered in emerging markets. As a result of this strategy, the trust is concentrated in the information technology sector and the health care sector.


                               Security Selection

     The screening process to determine the investment portfolio of the trust was executed three business days before the initial date of deposit of the trust (the "Security Selection Date"). The final constituents are chosen based on the below criteria as of the Security Selection Date.

     o The security selection process begins by identifying an initial universe of all securities that trade on at least one public North American securities exchange.

     o First, eliminate all MLPs, closed-end funds, and exchange-traded funds.

     o Next, eliminate securities with a market capitalization less than $300,000,000.

     o Next, eliminate securities not designated by the Zacks Rank Model as "Strong Buy."

     o Next, rank the remaining securities in descending order of their "Last EPS Surprise %" as reported by Zacks Investment Research; where "Last EPS Surprise %" is the difference (as a percentage) between the actual earnings per share ("EPS") reported for the last quarter and the consensus estimate for the last quarter. A consensus estimate is the average of all the current earnings estimates made by a pool of brokerage analysts utilized by Zacks Investment Management.

     o Then, select the 50 securities with the largest "Last EPS Surprise %" and equal weight them.

                   Final Trust Portfolio Construction Screen

     The securities are combined to form the final portfolio. A final liquidity check is performed as follows: any security eligible for inclusion in the trust portfolio with liquidity of less than the estimated total dollar value of the security as of the Security Selection Date will be removed from the trust portfolio and replaced by the next highest ranked security. Liquidity is determined by taking the price of a security and multiplying it by its three month trading volume. The estimated total dollar value is the total dollar position that must be purchased for each security.

     In the event that a security that has a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security is chosen, that security will be removed and the next security in the list will be selected for inclusion in the portfolio. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing will cause removal.

     In the event that a security is selected which is not treated as a corporation for U.S. tax purposes, that security will be removed and the next security in the list will be selected for inclusion in the portfolio.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security in the trust portfolio may change after the Security Selection Date.

                                Zacks Rank Model

     The Zacks Rank Model is a proprietary quantitative model that uses trends in earnings estimate revisions and EPS surprises to classify stocks into five groups: Strong Buy, Buy, Hold, Sell and Strong Sell.

                          Zacks Investment Management

     Zacks Investment Management, founded in 1992 as a wholly owned subsidiary of Zacks Investment Research, one of the largest providers of independent research in the U.S. ZIM has over $1.8 billion in assets under management for retail and institutional clients in separately managed accounts that employ proprietary quantitative models and three mutual funds which it markets through its whole sale division. ZIM manages equity and fixed income portfolios for clients using a unique combination of Zacks independent research and Zacks proprietary quantitative models. The trust will pay a portfolio consulting fee to ZIM for it assistance in the selection of the trust portfolio.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                      Hypothetical Performance Information

     The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

     The following table compares the hypothetical performance information for the trust's security selection strategy (the "Strategy") to the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month-end). Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

     o Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.

     o Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.

     o Extraordinary market events that are not expected to be repeated and may have affected performance.

     o Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.

     o The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.

     o Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

     You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

     S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by Standard and Poor's to be representative of the leaders of various industries. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.


   Hypothetical Comparison of Total Return


                    Hypothetical       S&P 500
                      Strategy          Index
                        Total           Total
Year                   Returns         Returns
-----------------   ---------------   ----------
2000                    -3.01%           -9.10%
2001                   -21.06%          -11.89%
2002                   -15.06%          -22.10%
2003+                   69.18%           28.68%
2004                    21.63%           10.88%
2005                    24.55%            4.91%
2006                    22.50%           15.79%
2007                    17.56%            5.49%
2008                   -44.45%          -37.00%
2009                    16.00%           26.47%
2010                    27.06%           15.06%
2011                     4.54%            2.63%
2012                    17.26%           16.00%
2013                    45.36%           32.39%
2014 (thru 11/30)       -3.52%           13.97%


+ These returns are the result of extraordinary market events and are not expected to be repeated.


   Hypothetical Comparison of
   Average Annual Return for
Periods Ending December 31, 2013

           Hypothetical   S&P 500
             Strategy      Index
             Average      Average
              Annual       Annual
Period        Return       Return
--------   ------------   --------
1 Year         43.87%      32.39%
5 Year         21.05%      18.06%
10 Year        12.16%       7.46%


              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

     Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. Hypothetical Strategy figures reflect the deduction of the maximum sales charge in the first year and a reduced sales charge in the remaining years to account for the rollover discount applied to a unitholder's proceeds that are rolled over from one series of the trust to the next. In addition, the hypothetical Strategy figures reflect the annual operating expenses of the trust. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders.

     Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical total return figures assume that all dividends are reinvested monthly.

     Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                     January 2, 2015


Unit Price                                  $10.00

Termination Date                     April 1, 2016

Distribution Date           25th day of each month
             (commencing January 25, 2015, if any)

Record Date                 15th day of each month
             (commencing January 15, 2015, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40169G404
Fee Account Cash                         40169G420

Reinvested Distributions
Standard Accounts                        40169G412
Fee Account Reinvest                     40169G438

Ticker                                      CZRSBX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------------------   --------------------
Consumer Discretionary                       10.08%
Financials                                   12.06
Health Care                                  27.82
Industrials                                  12.05
Information Technology                       32.06
Materials                                     1.96
Telecommunication Services                    2.00
Utilities                                     1.97
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------------   --------------------
Bermuda                                       2.06%
Canada                                        1.96
Mexico                                        2.03
Peru                                          2.08
Taiwan                                        2.01
United States                                89.86
                                           -------
Total                                       100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------------------   --------------------
Mid-Capitalization                           51.92%
Large-Capitalization                         48.08
                                           -------
Total                                       100.00%
                                           =======

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o The trust is concentrated in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the trust may not represent the entire sector and may not participate in the overall sector growth.


     o The trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this trust than on a more broadly diversified trust. Some of the risks associated with the health care sector are listed below. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation.


     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.


     o Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.


     o The trust invests in U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). The trust's investment in U.S.-listed foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The model used by the sponsor to select the portfolio securities may select common stocks that perform poorly.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering       $1,000
Investor Fees                     Price (5)     Invested
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                -----------   ----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                ===========   ==========
Estimated organization costs (4)
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)       $8.00
                                ===========


                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (5)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%       $1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (6)          0.1066         1.066
                                -----------   ----------
 Total                            0.3116%       $3.116
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2015 and June 2015 and $0.0484 per unit on the last business day of July 2015. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Organization costs include the portfolio consulting fee paid to ZIM for its assistance with the trust's portfolio.

(5) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.


(6) The estimated trust operating expenses are based upon an estimated trust size of approximately $8 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Zacks Investment Research, Inc. for the use of intellectual property owned by Zacks Investment Research, Inc., but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     409
3 years      1,037
5 years      1,687
10 years     3,414


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                  Trust Portfolio


Guggenheim Defined Portfolios, Series 1264
Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2
The Trust Portfolio as of the Inception Date, January 2, 2015
----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                        Offer Price Shares     Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (10.08%)
  FTD      FTD Companies, Inc. (4)                                   2.02%     86    $ 34.8200   $      2,995
  MPAA     Motorcar Parts of America, Inc. (4)                       2.05      98      31.0900          3,047
  NYT      New York Times Company                                    1.99     224      13.2200          2,961
  STRA     Strayer Education, Inc. (4)                               2.00      40      74.2800          2,971
  WWE      World Wrestling Entertainment, Inc.                       2.02     243      12.3400          2,999
         Financials (12.06%)
  ALEX     Alexander & Baldwin, Inc.                                 1.98      75      39.2600          2,945
  AEL      American Equity Investment Life
             Holding Company                                         1.98     101      29.1900          2,948
  AFSI     AmTrust Financial Services, Inc.                          2.05      54      56.2500          3,038
  ESGR     Enstar Group Ltd (4) (5)                                  2.06      20     152.8900          3,058
  EBSB     Meridian Bancorp, Inc. (4)                                2.01     266      11.2200          2,985
  NAVG     Navigators Group, Inc. (4)                                1.98      40      73.3400          2,934
         Health Care (27.82%)
  AFFX     Affymetrix, Inc. (4)                                      1.95     293       9.8700          2,892
  AMED     Amedisys, Inc. (4)                                        1.98     100      29.3500          2,935
  ALOG     Analogic Corporation                                      1.99      35      84.6100          2,961
  CCRN     Cross Country Healthcare, Inc. (4)                        1.96     233      12.4800          2,908
  DYAX     Dyax Corporation (4)                                      1.98     209      14.0600          2,939
  ICUI     ICU Medical, Inc. (4)                                     1.98      36      81.9000          2,948
  INGN     Inogen, Inc. (4)                                          2.01      95      31.3700          2,980
  LMNX     Luminex Corporation (4)                                   2.00     158      18.7600          2,964
  MDCO     Medicines Company (4)                                     2.05     110      27.6700          3,044
  OSUR     OraSure Technologies, Inc. (4)                            1.99     291      10.1400          2,951
  SKH      Skilled Healthcare Group, Inc. (4)                        1.95     338       8.5700          2,897
  SCMP     Sucampo Pharmaceuticals, Inc. (4)                         1.97     205      14.2800          2,927
  SCAI     Surgical Care Affiliates, Inc. (4)                        2.04      90      33.6500          3,029
  XNPT     XenoPort, Inc. (4)                                        1.97     334       8.7700         2,929
         Industrials (12.05%)
  VLRS     Controladora Vuela Cia de Aviacion SAB
             de CV (4) (6)                                           2.03     335       9.0200          3,022
  PLOW     Douglas Dynamics, Inc.                                    1.99     138      21.4300          2,957
  FCN      FTI Consulting, Inc. (4)                                  2.00      77      38.6300          2,975
  GRAM     Grana y Montero S.A.A. (6)                                2.08     244      12.6400          3,084
  MTOR     Meritor, Inc. (4)                                         1.98     194      15.1500          2,939
  TASR     TASER International, Inc. (4)                             1.97     111      26.4800          2,939
         Information Technology (32.06%)
  ATVI     Activision Blizzard, Inc.                                 1.99     147      20.1500          2,962
  AUO      AU Optronics Corporation (6)                              2.01     586       5.0900          2,983
  CNSI     Comverse, Inc. (4)                                        2.02     160      18.7800          3,005
  DHX      Dice Holdings, Inc. (4)                                   1.99     295      10.0100          2,953


                                          Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1264
Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2
The Trust Portfolio as of the Inception Date, January 2, 2015
----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                        Offer Price Shares     Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Information Technology (continued)
  DTSI     DTS, Inc. (4)                                             1.97%     95    $ 30.7500   $      2,921
  ELX      Emulex Corporation (4)                                    2.03     531       5.6700          3,011
  IDCC     InterDigital, Inc.                                        1.96      55      52.9000          2,910
  MRCY     Mercury Systems, Inc. (4)                                 2.01     214      13.9200          2,979
  NUAN     Nuance Communications, Inc. (4)                           2.02     210      14.2700          2,997
  QLYS     Qualys, Inc. (4)                                          2.01      79      37.7500          2,982
  QTM      Quantum Corporation (4)                                   2.01   1,695       1.7600          2,983
  ROG      Rogers Corporation (4)                                    2.02      37      81.4400          3,013
  RTEC     Rudolph Technologies, Inc. (4)                            2.03     294      10.2300          3,008
  STMP     Stamps.com, Inc. (4)                                      2.00      62      47.9900          2,975
  VSAT     ViaSat, Inc. (4)                                          1.99      47      63.0300          2,962
  XOXO     XO Group, Inc. (4)                                        2.00     163      18.2100          2,968
         Materials (1.96%)
  MERC     Mercer International, Inc. (4)                            1.96     237      12.2900          2,913
         Telecommunication Services (2.00%)
  ATNI     Atlantic Tele-Network, Inc.                               2.00      44      67.5900          2,974
         Utilies (1.97%)
  PCG      PG&E Corporation                                          1.97      55      53.2400          2,928
                                                                                                --------------
                                                                                                 $    148,528
                                                                                                ==============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 31, 2014. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 31, 2014. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $247 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6)  American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR").

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").

================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").


     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.


     If applicable, the trustee or its designee will value foreign securities traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimates set forth under "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price, based on a $10 unit. The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                      Sales Charge
                    Reductions (as a
                    % of the Public
Purchase Amount     Offering Price)
------------------------------------
Less than $50,000         0.00%
$50,000 - $99,999         0.25
$100,000 - $249,999       0.50
$250,000 - $499,999       0.75
$500,000 - $999,999       1.00
$1,000,000 or more        1.50

     Aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o purchases by your spouse or children under the age of 21 living in the same household, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales fee and a deferred sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of a trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in Part B of the prospectus.

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                       Concession
                      per Unit (as a
Purchase Amount/     % of the Public
Form of Purchase     Offering Price)
------------------------------------
Less than $50,000          2.25%
$50,000 - $99,999          2.00
$100,000 - $249,999        1.75
$250,000 - $499,999        1.50
$500,000 - $999,999        1.25
$1,000,000 or more         0.75
Rollover Purchases         1.30
Fee Account and
  Employee Purchases       0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------------------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to your trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your trust's "Trust Portfolio" on the initial deposit of securities in your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of the trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation. At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice.

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in a trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, a trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.


     Investment strategy risk. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Foreign securities listed on a foreign exchange, U.S.-listed foreign securities and ADRs risk. The Global Dow 30 Trust, the Investment Dividend Trust, the Quality Trust and the Zacks Strong Buy Trust invest in foreign securities listed on a foreign exchange, U.S.-listed foreign securities and/or ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:


     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Currency risk. The Global Dow 30 Trust includes securities whose value is dependent on currency exchange rates. The U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.


     Emerging markets risk. The Global Dow 30 Trust, the International Dividend Trust, the Quality Trust and the Zacks Strong Buy Trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.


     Great Britain risk. The Global Dow 30 Trust invests significantly in companies that are headquartered or incorporated in Great Britain, which may expose unitholders to additional risks that may be associated with Great Britain or the British securities markets. In addition, political, economic or social developments in Great Britain may have a significant impact on the securities included in the trust. Some of the risks associated with Great Britain are listed below. The British economy relies heavily on export of financial services to the United States and other European countries. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. In addition, the British economy, along with certain other European economies, experienced a significant economic slowdown during the recent financial crisis.


     Europe risk. The Global Dow 30 Trust and the International Dividend Trust is concentrated in companies that are headquartered or incorporated in Europe, which may expose unitholders to additional risks that may be associated with Europe or the European securities markets. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

     Consumer products risk. The Dow 10 Trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     Telecommunication services sector risk. The International Dividend Trust invests significantly in the telecommunication services sector. As a result, the factors that impact the telecommunication services sector will likely have a greater effect on this trust than on a more broadly diversified trust. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain telecommunications services companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. In general, the communications industry has experienced substantial deregulation. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

     Energy sector risk. The Dow 10 Trust and the Global Dow 30 Trust invest significantly in the energy sector. As a result, the factors that impact the energy sector will likely have a greater effect on this trust than on a more broadly diversified trust. The trust includes securities of companies in the energy sector, including, but not limited to, companies that explore for, produce, refine, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Companies in this sector are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including the unrest in Iraq and hostilities in the Middle East, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters such as the hurricanes in the Gulf of Mexico will also impact companies in the energy sector. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

     Industrials sector risk. The Dow 10 Trust invests significantly in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. The profitability of industrial companies is affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

     The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

     Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization.

     Health care sector risk. The Zacks Strong Buy Trust is concentrated in the health care sector. As a result, the factors that impact the health care sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the health care sector include extensive competition, generic drug sales, the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Health care companies seeking government approval for medical products and services may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for new medical products or services can have a significant negative impact on a health care company and its stock. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance (such as Medicare, Medicaid or similar programs) and competition from other providers.

     The Health Care and Education Affordability Reconciliation Act of 2010 had significant implications on the health care sector. The goal of the legislation was to provide health insurance coverage for those who do not have it. The measure required most Americans to purchase health insurance coverage; added approximately 16 million people to the Medicaid rolls; and subsidized private coverage for low- and middle-income people. It also regulated private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years through 2018 and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The health care sector may also be impacted if Congress proposes additional legislative action to reform the health care sector. Such proposals may include a broad array of health care topics, including cost and price controls, incentives for competition for health care services, promotion of pre-paid health care plans and additional tax incentives and penalties. Such proposals may also target the reduction of funding for health care related research. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted.

     Information technology sector risk. The Zacks Strong Buy Trust is concentrated in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust.

     Companies involved in this sector must contend with:

     o    rapid changes in technology;

     o    worldwide competition;

     o    dependence on key suppliers and supplies;

     o    rapid obsolescence of products and services;

     o    termination of their patent protections;

     o    cyclical market patterns;

     o    evolving industry standards;

     o    frequent new product introductions;

     o    government regulation;

     o unexpected changes in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology; and

     o the fact that operating results and customer relationships could be adversely affected by:

          -- an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

          -- the failure of the issuer to comply with rigorous industry standards.

     REIT risk. The Quality Trust invests in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; and other factors beyond the control of the issuer of the REIT.

     The value of a REIT may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

     Small and/or mid-capitalization company risk. The Global Dow 30 Trust, the International Dividend Trust, the Quality Trust and the Zacks Strong Buy Trust include securities issued by small and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small- and mid-capitalization companies may:


     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market or key personnel.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect a trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on a trust, or

     o    as permitted by the trust agreement.

     You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, a trust may not be fully invested at all times, which may impact the trust's performance. When your trust buys securities, it will pay brokerage or other acquisition fees.You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust. We cannot guarantee that a trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.


     Portfolio Consultant. Zacks Investment Management has been selected by the sponsor to serve as the portfolio consultant for the Zacks Strong Buy Trust. As portfolio consultant, ZIM will assist the sponsor with the selection of the trust's portfolio. For its service as portfolio consultant, ZIM will be paid by the trust a fee of 0.08% of the average net assets of the trust at the close of the initial offering period. ZIM will also provide advice to the sponsor to help the sponsor provide portfolio supervisory services to the trust. The sponsor will pay some or all of its supervisory fee to ZIM. While the sponsor is responsible for supervising the trust's portfolio, neither the sponsor nor the portfolio consultant manage the trust.

     The portfolio consultant is not an affiliate of the sponsor. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price your trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant's research department may receive compensation based on commissions generated by research and/or sales of units.

     You should note that the selection criteria was applied to the securities for inclusion in the trust prior to the trust's Inception Date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your trust. In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, taken as a whole, which are represented by the units.


     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.


     Your trust will also pay its general operating expenses, including any licensing fees. The Dow 10 Trust and the Global Dow 30 Trust will each pay a licensing fee to Dow Jones for its use of trademarks, trade names or other intellectual property owned by Dow Jones. The licensing fee received by Dow Jones is equal to 0.05% of the average net assets of the Dow 10 Trust and the Global Dow 50 Trust. The Zacks Strong Buy Trust will pay a licensing fee to Zacks Investment Research, Inc. for the use of trademarks, trade names or other intellectual property owned by Zacks Investment Research, Inc. The licensing fee received by Zacks Investment Research, Inc. is equal to 0.07% of the average net assets of the Zacks Strong Buy Trust.


     Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                               Dow Jones Indexes

     "Global Dow Index(SM)" is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones[R]", "Dow Jones Industrial Average(SM)", "DJIA(SM)", "Global Dow Index(SM)" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by Guggenheim Funds Distributors, LLC ("Guggenheim Funds"). The Dow 10 Trust and Global Dow 30 Trust are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the trusts or any member of the public regarding the advisability of trading in a trust. Dow Jones', CME's and their respective affiliates' only relationship to Guggenheim Funds is the licensing of certain trademarks and trade names of Dow Jones and of the "Dow Jones Industrial Average(SM)", "DJIA(SM)" and "Global Dow Index(SM)" which are determined, composed and calculated by CME without regard to Guggenheim Funds or the trusts. Dow Jones and CME have no obligation to take the needs of Guggenheim Funds or the owners of a trust into consideration in determining, composing or calculating the "Dow Jones Industrial Average(SM)", "DJIA(SM)" or "Global Dow Index(SM)". Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of a trust to be sold or in the determination or calculation of the equation by which a trust is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the trusts. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trusts currently being issued by Guggenheim Funds, but which may be similar to and competitive with the trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the "Dow Jones Industrial Average(SM)", "DJIA(SM)" or "Global Dow Index(SM)". It is possible that this trading activity will affect the value of the "Dow Jones Industrial Average(SM)", "DJIA(SM)" or "Global Dow Index(SM)" and a trust.

     DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE "DOW JONES INDUSTRIAL AVERAGE(SM)", "DJIA(SM)" or "GLOBAL DOW INDEX(SM)" OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GUGGENHEIM FUNDS, OWNERS OF A TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE "DOW JONES INDUSTRIAL AVERAGE(SM)", "DJIA(SM)" or "GLOBAL DOW INDEX(SM)" OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE "DOW JONES INDUSTRIAL AVERAGE(SM)", "DJIA(SM)" or "GLOBAL DOW INDEX(SM)" OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT AS EXPRESSLY AGREED BY CME INDEXES AND THE LICENSEE, THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND GUGGENHEIM FUNDS, OTHER THAN THE LICENSORS OF CME.


            Report of Independent Registered Public Accounting Firm


Unitholders
Guggenheim Defined Portfolios, Series 1264

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 7, 14, 15, 26, 27, 41, 42, 43, 44, 53 and 54 of this prospectus, of Guggenheim Defined Portfolios, Series 1264 as of January 2, 2015, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform audits of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of January 2, 2015. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 1264, as of January 2, 2015, in conformity with accounting principles generally accepted in the United States of America.


                                                          /s/ Grant Thornton LLP


Chicago, Illinois
January 2, 2015

Guggenheim Defined Portfolios, Series 1264
Statements of Financial Condition
as of the Inception Date, January 2, 2015
                                                                          Global
                                                          Dow 10          Dow 30
Investment in securities                                   Trust           Trust
Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $     148,655   $     382,504
                                                      -------------   -------------
                                                      $     148,655   $     382,504
                                                      =============   =============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $       1,201   $       3,091
    Creation and development fee (6)                            751           1,932
    Deferred sales fee (4)                                    2,177           5,602
                                                      -------------   -------------
                                                              4,129          10,625
                                                      -------------   -------------
Interest of unitholders:
    Cost to unitholders (5)                                 150,160         386,370
    Less: initial sales fee (4)                               1,505           3,866
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)                             4,129          10,625
                                                      -------------   -------------
    Net interest of unitholders                             144,526         371,879
                                                      -------------   -------------
          Total                                       $     148,655   $     382,504
                                                      =============   =============
Number of units                                              15,016          38,637
                                                      =============   =============
Net Asset Value per Unit                              $       9.625   $       9.625
                                                      =============   =============


* Refer to following page for footnotes.



Guggenheim Defined Portfolios, Series 1264


Statements of Financial Condition (cotinued)
as of the Inception Date, January 2, 2015
                                                      International                       Zacks
                                                        Dividend           Quality     Strong Buy
Investment in securities                                  Trust             Trust         Trust
Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $      149,208   $     148,360   $    148,528
                                                      --------------   -------------   ------------
                                                      $      149,208   $     148,360   $    148,528
                                                      ==============   =============   ============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $        1,206   $       1,199   $      1,200
    Creation and development fee (6)                             754             749            750
    Deferred sales fee (4)                                     2,185           2,173          2,175
                                                      --------------   -------------   ------------
                                                               4,145           4,121          4,125
                                                      --------------   -------------   ------------
Interest of unitholders:
    Cost to unitholders (5)                                  150,710         149,850        150,030
    Less: initial sales fee (4)                                1,502           1,490          1,502
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)                              4,145           4,121          4,125
                                                      --------------   -------------   ------------
    Net interest of unitholders                              145,063         144,239        144,403
                                                      --------------   -------------   ------------
          Total                                       $      149,208   $     148,360   $    148,528
                                                      ==============   =============   ============
Number of units                                               15,071          14,985         15,003
                                                      ==============   =============   ============
Net Asset Value per Unit                              $        9.625   $       9.625   $      9.625
                                                      ==============   =============   ============


---------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $148,731, $383,265, $149,458, $148,507 and $148,775 per trust) necessary for the purchase of the securities in the Dow 10 Trust, the Global Dow 30 Trust, the International Dividend Trust, the Quality Trust and the Zacks Strong Buy Trust respectively, represented by purchase contracts.


(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your trusts. These costs have been estimated at $8.00 per 100 units of a trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of a trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested). The deferred sales fee is equal to $0.145 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.




                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS


                          PART B DATED JANUARY 2, 2015


     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents
            General Information                              2
            Investment Policies                              2
            Risk Factors                                     3
            Administration of the Trust                     16
            Expenses of the Trust                           22
            Portfolio Transactions and Brokerage Allocation 24
            Purchase, Redemption and Pricing of Units       24
            Taxes                                           29
            Experts                                         33
            Description of Ratings                          33

General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (i) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

     Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund or an ETF may invest:

     o    generally are of below investment-grade or "junk" credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's or the ETF's books. The illiquidity of senior loans may impair a Closed-End Fund's or an ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (i) fees for the trustee's extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.


     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."


     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).


     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.


     Assets of the Trust. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes; and (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes. It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.


     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

     If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare tax described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends From Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.


     Dividends from REIT Shares. Some dividends on the REIT Shares may be designated by the REIT as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied.


Dividends Received Deduction.


     A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.


     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.


     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.


     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

     Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

     The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard & Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A "C" rating is assigned to obligations that are CURRENTLY HIGHLY VULNERABLE to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the "C" rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.


                         GUGGENHEIM DEFINED PORTFOLIOS

                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B


                                JANUARY 2, 2015


Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call the Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call: 1-202-942-8090 (only for information on the operation of the Public Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


Contents                                          Investment Summary
--------------------------------------------------------------------
2 Overview

Dow 10 Portfolio, Series 20
--------------------------------------------------------------------
A concise description of essential information about the portfolio.


2   Investment Objective          3   Principal Risks
2   Principal Investment Strategy 4   Who Should Invest
2   Security Selection            5   Fees and Expenses
2   Future Trusts                 6   Example
3   Essential Information         7   Trust Portfolio
3   Portfolio Diversification

Global Dow 30 Portfolio, Series 8
--------------------------------------------------------------------
A concise description of essential information about the portfolio.

8   Investment Objective          10  Principal Risks
8   Principal Investment Strategy 12  Who Should Invest
8   Security Selection            12  Fees and Expenses
9   Future Trusts                 13  Example
9   Essential Information         14  Trust Portfolio
10 Portfolio Diversification

Guggenheim International Dividend Strategy Portfolio, Series 26
--------------------------------------------------------------------
A concise description of essential information about the portfolio.

16 Investment Objective           21  Portfolio Diversification
16 Principal Investment Strategy  21  Principal Risks
16 Security Selection             23  Who Should Invest
18 Future Trusts                  23  Fees and Expenses
18 Hypothetical Performance       24  Example
     Information                  26  Trust Portfolio
21 Essential Information

Quality Dividend Strategy Portfolio, Series 11
--------------------------------------------------------------------
A concise description of essential information about the portfolio.

28 Investment Objective           37  Portfolio Diversification
28 Principal Investment Strategy  37  Principal Risks
28 Security Selection             39  Who Should Invest
34 Future Trusts                  39  Fees and Expenses
34 Hypothetical Performance       40  Example
     Information                  41  Trust Portfolio
37 Essential Information

Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2
--------------------------------------------------------------------
A concise description of essential information about the portfolio.

45 Investment Objective           49  Portfolio Diversification
45 Principal Investment Strategy  49  Principal Risks
45 Security Selection             51  Who Should Invest
46 Future Trusts                  51  Fees and Expenses
46 Hypothetical Performance       52  Example
     Information                  53  Trust Portfolio
49 Essential Information

Understanding Your Investments
--------------------------------------------------------------------------------
Detailed information to help you understand your investment.

55 How to Buy Units              69  General Information
59 How to Sell Your Units        70  Expenses
61 Distributions                 73  Report of Independent Registered Public
62 Investment Risks                   Accounting Firm
67 How the Trust Works           74  Statements of Financial Condition


For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors) / (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        -----------------------------------------------------
Write:  Public Reference Section, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Section)


Refer to:
  Guggenheim Defined Portfolios, Series 1264
  Securities Act file number: 333-200559
  Investment Company Act file number: 811-03763


When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective.

GUGGENHEIM LOGO

PROSPECTUS


Dow 10 Portfolio, Series 20

Global Dow 30 Portfolio, Series 8

Guggenheim International Dividend Strategy Portfolio, Series 26

Quality Dividend Strategy Portfolio, Series 11

Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2

Guggenheim Defined Portfolios Series 1264


UNIT INVESTMENT TRUSTS LOGO

DATED JANUARY 2, 2015



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

               INSURER/POLICY NO.                         AMOUNT

        National Union Fire Insurance
        Company of Pittsburgh,                          $4,000,000
        Pennsylvania
        5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

                                   SIGNATURES

     The Registrant, Guggenheim Defined Portfolios, Series 1264 hereby identifies Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

           [THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1264 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 2nd day of January, 2015.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1264
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                        Amy Lee,
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                 DATE
                                                                             )
                                                                             )  By:    /s/ Amy Lee
                                                                             )         -----------
                                                                             )         Amy Lee
                                                                             )         Attorney-in-Fact*
DONALD C. CACCIAPAGLIA*                   Chief Executive Officer and        )
                                          President of Guggenheim Funds      )         January 2, 2015
                                          Distributors, LLC                  )
                                                                             )
DOMINICK COGLIANDRO*                      Chief Operating Officer of         )         January 2, 2015
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )
                                                                             )
JULIE JACQUES*                            Treasurer of Guggenheim Funds      )         January 2, 2015
                                          Distributors, LLC                  )
                                                                             )
JULIE JACQUES*                            Principal Financial Officer of     )         January 2, 2015
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )

FARHAN SHARAFF                            Chief Investment Officer of
                                          Guggenheim Funds Distributors,
                                          LLC

/s/ Amy Lee                               Vice President and Secretary of              January 2, 2015
-----------                               Guggenheim Funds Distributors,
AMY LEE                                   LLC

------------------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1201 on June 16, 2014.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1201 (File No. 333-196811) filed on June 16, 2014).